Exhibit 99.1

Investor Relations Contact: Brian Tanner, Hawaiian Telcom (201) 706-8965 brian.tanner@hawaiiantel.com	Media Contact: Su Shin, Hawaiian Telcom (808) 546-2344 su.shin@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports Third Quarter 2014 Results

Achieved Consumer Revenue Growth of 5.2 percent

Strong Hawaiian Telcom TV subscriber growth of more than 2,600

Delivered Business Data Revenue Growth of 3.0 percent

Joined New Trans-Pacific Submarine Cable Consortium

HONOLULU (Monday, November 10, 2014) — Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM) reported financial results for its third quarter ended September 30.  The highlights are as follows:

•                  Revenue totaled $97.3 million, consistent with the same period a year ago, resulting in Adjusted EBITDA(1) of $29.0 million.

•                  Generated net income of $1.5 million, or $0.13 per diluted share for the quarter, compared to $2.1 million, or $0.18 per diluted share in the same period a year ago.  Excluding one-time costs relating to Tropical Storm Iselle recorded in the third quarter 2014, net income for the quarter would have been consistent with the prior year.

•                  Consumer revenue increased 5.2 percent year-over-year to $37.1 million, the best quarterly growth performance since Hawaiian Telcom TV was launched, as revenue growth in video and high-speed Internet (HSI) services more than offset declines from legacy services.

•                  Added over 2,600 Hawaiian Telcom TV subscribers during the third quarter, ending the quarter with approximately 25,800 subscribers resulting in penetration of 17.0 percent of households enabled.

•                  Enabled 10,000 households in the quarter, increasing the reach of our next-generation fiber network to 152,000 households.

•                  Added over 900 HSI subscribers, the strongest quarterly performance of the year, ending the quarter with approximately 112,700 subscribers.  HSI average revenue per user (ARPU) grew 7 percent year-over-year.

•                  Business data revenue increased 3.0 percent year-over-year to $6.5 million, driven by growth in switched Ethernet, IP-VPN and dedicated Internet access revenues.

•                  Participating in a landmark project to build and operate the first submarine cable directly connecting Indonesia and the United States, providing the Company with new growth opportunities and securing low cost network capacity.

“Hawaiian Telcom’s continued investment in its next-generation fiber network, innovative new products, and strong execution by our dedicated employees have resulted in consistent financial performance and strong results in our strategic growth services,” said Eric K. Yeaman, Hawaiian Telcom’s president and CEO.  “We have been working very hard to transform our business, and the industry-leading growth in our consumer channel this quarter, the highest in our history as a standalone company, demonstrates that the investments we are making in strategic growth areas are yielding positive results and generating strong momentum for the future.

“Our investment in Fiber-to-the-Tower (FTTT) projects and the demand for network capacity in the form of special access circuits drove sequential growth in the wholesale channel for the first time in almost two years, so we are seeing positive results there as well.  We furthered our strategy to invest in our network and systems during the quarter with our participation in a consortium to build and operate a new trans-Pacific submarine cable system.  This investment not only enables us to cost-effectively meet our future bandwidth growth requirements, but it also provides us with a unique opportunity to participate in the growing demand for trans-Pacific bandwidth.

“Our investments are transforming the Company and successfully repositioning us for the future.  I am pleased with the progress we are making in executing our strategic plan, and confident about the Company’s growth prospects and our ability to drive long-term value for our shareholders,” concluded Yeaman.

Third Quarter 2014 Results

Third quarter revenue was $97.3 million, compared to $97.7 million in the third quarter of 2013.  Revenue growth in the quarter, driven by video, HSI, and $2.2 million of net incremental data center colocation revenue from SystemMetrics, was offset by a $2.4 million decrease in equipment and managed services revenue, related to lower customer premise equipment sales, and a 5.7 percent decline in voice access lines.  Adjusted EBITDA was $29.0 million, a decrease of $1.0 million year-over-year, primarily due to increased direct cost of services related to video.

The Company generated net income of $1.5 million, or $0.13 per diluted share for the quarter, compared to $2.1 million, or $0.18 per diluted share in the same period a year ago.  Excluding one-time costs relating to Tropical Storm Iselle recorded in the third quarter 2014, net income for the quarter would have been consistent with the prior year.

Consumer Revenue

Third quarter consumer revenue totaled $37.1 million, up 5.2 percent year-over-year primarily driven by revenue growth from two of the Company’s key strategic services, Hawaiian Telcom TV and HSI services.  The reach and awareness for Hawaiian Telcom TV is steadily increasing, giving the Company positive momentum and positioning it to drive further growth in video and HSI services.

Video revenue grew to $6.5 million for the quarter, up from $3.7 million in the same period a year ago, driven by the addition of approximately 10,000 subscribers for a total of approximately 25,800 subscribers at the end of the third quarter.  Hawaiian Telcom TV average revenue per user (ARPU) was up approximately 5.7 percent year-over-year and 5.9 percent when compared to the second quarter 2014.  During the quarter, 10,000 additional households were enabled, increasing the total number of households enabled to 152,000 with over 53 percent of those households capable of connecting directly to the Company’s next-generation fiber network.  Hawaiian Telcom TV penetration of households enabled was approximately 17.0 percent at the end of the third quarter.

Consumer HSI revenue also was up from the same period a year ago led by a 2.2 percent year-over-year increase in consumer HSI subscribers to approximately 92,300 and a 9.5 percent increase in consumer HSI ARPU.  As of September 30, 2014, approximately 53 percent of all video subscribers had triple-play bundles and approximately 92 percent had double- or triple-play bundles.  Revenue increases from video and HSI were partially offset by legacy revenue declines related to consumer voice access and long distance line losses of 8.6 percent and 7.9 percent, respectively.

Business Revenue

Third quarter business revenue totaled $41.7 million, down $1.0 million from the same period a year ago, primarily due to a $2.4 million year-over-year decrease in equipment and managed services revenue, mostly related to a $2.3 million sale of equipment to a large Hawai‘i-based public school in the third quarter of 2013.  Additionally, the year-over-year decline in legacy business access and long distance revenues contributed to the decline in business revenue.  These decreases were largely offset by $2.2 million of incremental net revenue added as a result of the SystemMetrics acquisition and a 3.0 percent year-over-year increase in business data revenue driven by higher demand for IP-based data services.

Wholesale Revenue

Third quarter wholesale revenue totaled $15.8 million, down $0.7 million from the same period a year ago.  Wholesale carrier data revenue declined $0.4 million year-over-year to $14.4 million, mainly due to certain wireless carriers disconnecting lower bandwidth legacy circuits, which were replaced with new, more efficient fiber-based, higher bandwidth Ethernet circuits.  Switched carrier access revenue declined $0.2 million year-over-year to $1.4 million, equally attributable to the overall decline in voice access lines and minutes of use and the impact of intercarrier compensation reform.

Operating Expenses, Capital Expenditures and Liquidity

Operating expenses, exclusive of depreciation and amortization, non-cash stock compensation, SystemMetrics earn-out and other one-time charges, including costs relating to Tropical Storm Iselle, increased 0.9 percent to $68.3 million, primarily due to increased direct cost of services related to video and incremental costs related to the SystemMetrics’ operations, partially offset by decreased cost of goods related to lower levels of equipment sales.

Capital expenditures totaled $76.5 million in the nine months ended September 30, 2014, up from $69.8 million for the nine-month period a year ago primarily due to the success-based spending to support the growth of Hawaiian Telcom TV fiber-to-the-premise subscribers, success-based spending related to the fiber-to-the-tower initiative and costs associated consolidating and virtualizing internal data centers.  Overall, total capital expenditures for 2014 are expected to be in the high-$90 million range.

At the end of third quarter 2014, the Company had $31.7 million in cash and cash equivalents compared to $49.6 million at the end of 2013.  The use of cash is primarily related to higher levels of expansion related and success-based capital expenditures, as well as temporary uses of working capital.  Net Debt(2) was $261.3 million, resulting in a Net Debt to Adjusted EBITDA ratio as of September 30, 2014 of 2.22x.

Conference Call

The Company will host a conference call to discuss its third quarter 2014 results at 9:00 a.m. (Hawai‘i Time), or 2:00 p.m. (Eastern Time) on Monday, November 10, 2014.

To access the call, participants should dial (877) 280-4961 (US/Canada), or (857) 244-7318 (International) ten minutes prior to the start of the call and enter passcode 37732925.

A live webcast of the conference call, including a slide presentation, will be available from the Investor Relations section of the Company’s website at www.hawaiiantel.com.  The webcast will be archived at the same location.

A telephonic replay of the conference call will be available one hour after the conclusion of the call until 11:59 p.m. (Eastern Time) November 17, 2014.  Access the replay by dialing (888) 286-8010 and entering passcode 97352426.  Alternatively, the replay can be accessed by dialing (617) 801-6888 and entering passcode 97352426.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) and Net Debt. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA and Net Debt to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section of the Company’s website at www.hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expected”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to, Hawaiian Telcom’s ability to maintain, or expand its market position in communications services, including voice, video, Internet, data, wireless, and advanced communication and network services; general economic trends affecting the purchase or supply of communication services; world and national events that may affect the ability to provide services; changes in the regulatory environment; any rulings, orders or decrees that may be issued by any court or arbitrator; restrictions imposed under various credit facilities and debt instruments; work stoppages caused by labor disputes; and Hawaiian Telcom’s ability to develop and launch new products and services. More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s 2013 Annual Report on Form 10-K. The information contained in this release is as of November 10, 2014. It is anticipated that subsequent events and developments may cause estimates to change, and the Company undertakes no duty to update forward-looking statements.

About Hawaiian Telcom

Hawaiian Telcom Holdco, Inc., headquartered in Honolulu, is Hawai‘i’s leading provider of integrated communications, data center and entertainment solutions for business and residential customers. With roots in Hawai‘i beginning in 1883, the Company offers a full range of services including voice, video, Internet, data solutions, managed services, data center services including colocation and virtual private cloud, and other cloud-based services, and wireless supported by the reach and reliability of its network and Hawai‘i’s only 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience.  For more information, visit www.hawaiiantel.com.

(1)  Adjusted EBITDA is EBITDA plus non-cash stock compensation, SystemMetrics earn-out and other non-recurring costs not expected to occur regularly in the ordinary course of business.  EBITDA is defined as net income plus interest expense (net of interest income and other), income taxes, depreciation and amortization and gain on sale of property.  The Company believes both of these non-GAAP measures, Adjusted EBITDA and EBITDA, are meaningful performance measures for investors because they are used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA and EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of Adjusted EBITDA and EBITDA to comparable GAAP financial measures has been included in the tables distributed with this release.

(2)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Income

(Unaudited, dollars in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2014	2013	2014	2013

Operating revenues	$97,252	$97,682	$291,109	$290,643

Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	42,621	41,829	124,858	122,073
Selling, general and administrative	28,294	27,965	86,280	84,860
Gain on sale of property	—	—	—	(6,546)
Depreciation and amortization	19,717	19,974	57,321	58,532

Total operating expenses	90,632	89,768	268,459	258,919

Operating income	6,620	7,914	22,650	31,724

Other income (expense):
Interest expense	(4,103)	(4,089)	(12,401)	(14,712)
Loss on early extinguishment of debt	—	—	—	(3,660)
Interest income and other	13	7	27	28

Total other expense	(4,090)	(4,082)	(12,374)	(18,344)

Income before income tax provision	2,530	3,832	10,276	13,380

Income tax provision	1,014	1,771	4,155	5,521

Net income	$1,516	$2,061	$6,121	$7,859

Net income per common share -
Basic	$0.14	$0.20	$0.58	$0.76
Diluted	$0.13	$0.18	$0.54	$0.71

Weighted average shares used to compute net income per common share -
Basic	10,586,690	10,337,488	10,567,036	10,321,905
Diluted	11,311,691	11,206,159	11,329,328	11,096,177

Hawaiian Telcom Holdco, Inc.

Consolidated Balance Sheets

(Unaudited, dollars in thousands, except per share amounts)

	September 30,	December 31,
	2014	2013

Assets

Current assets
Cash and cash equivalents	$31,693	$49,551
Receivables, net	33,378	34,521
Material and supplies	10,146	15,939
Prepaid expenses	4,779	3,724
Deferred income taxes	7,968	8,146
Other current assets	3,218	2,851
Total current assets	91,182	114,732
Property, plant and equipment, net	553,467	524,375
Intangible assets, net	38,051	40,225
Goodwill	12,104	12,104
Deferred income taxes	70,765	75,274
Other assets	9,935	11,305

Total assets	$775,504	$778,015

Liabilities and Stockholders’ Equity

Current liabilities
Current portion of long-term debt	$3,000	$3,000
Accounts payable	45,378	40,228
Accrued expenses	15,877	18,787
Advance billings and customer deposits	16,072	16,122
Other current liabilities	7,222	6,412
Total current liabilities	87,549	84,549
Long-term debt	289,985	291,679
Employee benefit obligations	69,966	80,321
Other liabilities	6,949	8,454
Total liabilities	454,449	465,003

Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 10,587,105 and 10,495,856 shares issued and outstanding at September 30, 2014 and December 31, 2013, respectively	106	105
Additional paid-in capital	169,913	167,869
Accumulated other comprehensive loss	(4,839)	(4,716)
Retained earnings	155,875	149,754
Total stockholders’ equity	321,055	313,012

Total liabilities and stockholders’ equity	$775,504	$778,015

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	Nine Months Ended
	September 30,
	2014	2013

Cash flows from operating activities:
Net income	$6,121	$7,859
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	57,321	58,532
Loss on early extinguishment of debt	—	3,660
Gain on sale of property	—	(6,546)
Employee retirement benefits	(10,557)	(10,324)
Provision for uncollectibles	2,493	2,003
Stock based compensation	3,066	1,886
Deferred income taxes	4,770	6,018
Changes in operating assets and liabilities:
Receivables	(1,350)	(4,142)
Material and supplies	(685)	(3,916)
Prepaid expenses and other current assets	(1,421)	(1,064)
Accounts payable and accrued expenses	1,296	(2,064)
Advance billings and customer deposits	(50)	323
Other current liabilities	(568)	106
Other	1,380	2,446
Net cash provided by operating activities	61,816	54,777

Cash flows from investing activities:
Capital expenditures	(76,474)	(69,809)
Acquisitions	—	(11,858)
Proceeds on sale of property	—	13,118
Net cash used in investing activities	(76,474)	(68,549)

Cash flows from financing activities:
Repayment of capital lease and installment financing	(2,014)	(406)
Repayment of debt including premium	(2,250)	(302,333)
Proceeds from installment financing	2,085	—
Proceeds from borrowing	—	298,500
Loan refinancing costs	—	(3,442)
Taxes paid related to net share settlement of equity awards	(1,021)	(426)
Net cash used in financing activities	(3,200)	(8,107)

Net change in cash and cash equivalents	(17,858)	(21,879)
Cash and cash equivalents, beginning of period	49,551	66,993

Cash and cash equivalents, end of period	$31,693	$45,114

Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	$11,033	$14,416

Hawaiian Telcom Holdco, Inc.

Revenue by Category and Channel

(Unaudited, dollars in thousands)

For Three Months

	Three Months Ended
	September 30,		Change
	2014	2013	Amount	Percentage

Telecommunications
Local voice services	$32,668	$34,665	$(1,997)	-5.8%
Network access services
Business data	6,470	6,282	188	3.0%
Wholesale carrier data	14,416	14,850	(434)	-2.9%
Subscriber line access charge	8,786	9,442	(656)	-6.9%
Switched carrier access	1,401	1,623	(222)	-13.7%
	31,073	32,197	(1,124)	-3.5%
Long distance services	5,554	6,091	(537)	-8.8%
High-Speed Internet	10,909	9,999	910	9.1%
Video	6,531	3,717	2,814	75.7%
Equipment and managed services	4,818	7,228	(2,410)	-33.3%
Wireless	515	676	(161)	-23.8%
Other	2,699	3,109	(410)	-13.2%
	94,767	97,682	(2,915)	-3.0%
Data center colocation	2,485	—	2,485	NA
	$97,252	$97,682	$(430)	-0.4%

Channel
Business	$41,728	$42,739	$(1,011)	-2.4%
Consumer	37,141	35,298	1,843	5.2%
Wholesale	15,817	16,473	(656)	-4.0%
Other	2,566	3,172	(606)	-19.1%
	$97,252	$97,682	$(430)	-0.4%

For Nine Months

	Nine Months Ended
	September 30,		Change
	2014	2013	Amount	Percentage

Telecommunications
Local voice services	$98,806	$104,896	$(6,090)	-5.8%
Network access services
Business data	19,806	18,885	921	4.9%
Wholesale carrier data	43,082	45,123	(2,041)	-4.5%
Subscriber line access charge	26,985	28,507	(1,522)	-5.3%
Switched carrier access	4,440	5,125	(685)	-13.4%
	94,313	97,640	(3,327)	-3.4%
Long distance services	17,176	18,804	(1,628)	-8.7%
High-Speed Internet	32,206	29,495	2,711	9.2%
Video	16,759	8,784	7,975	90.8%
Equipment and managed services	14,030	19,724	(5,694)	-28.9%
Wireless	1,646	2,084	(438)	-21.0%
Other	8,960	9,216	(256)	-2.8%
	283,896	290,643	(6,747)	-2.3%
Data center colocation	7,213	—	7,213	NA
	$291,109	$290,643	$466	0.2%

Channel
Business	$126,308	$126,158	$150	0.1%
Consumer	109,312	104,794	4,518	4.3%
Wholesale	47,523	50,248	(2,725)	-5.4%
Other	7,966	9,443	(1,477)	-15.6%
	$291,109	$290,643	$466	0.2%

Hawaiian Telcom Holdco, Inc.

Schedule of Adjusted EBITDA Calculation

(Unaudited, dollars in thousands)

	Three Months Ended		Nine Months Ended		LTM Ended
	September 30,		September 30,		September 30,
	2014	2013	2014	2013	2014

Net income	$1,516	$2,061	$6,121	$7,859	$8,750
Income tax provision	1,014	1,771	4,155	5,521	7,416
Interest expense and other income and expense, net	4,090	4,082	12,374	18,344	16,531
Depreciation and amortization	19,717	19,974	57,321	58,532	76,090
Gain on sale of property	—	—	—	(6,546)	—
EBITDA	26,337	27,888	79,971	83,710	108,787
Non-cash stock compensation	967	735	3,066	1,886	3,916
SystemMetrics earn-out	271	—	815	—	815
Non-recurring costs	402	733	2,046	1,858	2,741
Severance costs	—	304	—	712	—
Wavecom integration costs	74	341	252	969	626
Storm Iselle costs	943	—	943	—	943

Adjusted EBITDA	$28,994	$30,001	$87,093	$89,135	$117,828

Hawaiian Telcom Holdco, Inc.

Net Debt to LTM Adjusted EBITDA Ratio

(Unaudited, dollars in thousands)

Long-term debt as of September 30, 2014	$292,985
Less cash on hand	(31,693)
Total Net Debt as of September 30, 2014	$261,292

LTM Adjusted EBITDA as of September 30, 2014	$117,828

Total Net Debt to Adjusted EBITDA	2.22x

Hawaiian Telcom Holdco, Inc.

Volume Information

(Unaudited)

	September 30,	September 30,	Change
	2014	2013	Number	Percentage

Voice access lines
Residential	173,656	190,013	(16,357)	-8.6%
Business	189,207	194,623	(5,416)	-2.8%
Public	3,954	4,246	(292)	-6.9%
	366,817	388,882	(22,065)	-5.7%

High-Speed Internet lines
Residential	92,265	90,253	2,012	2.2%
Business	19,552	19,163	389	2.0%
Wholesale	853	986	(133)	-13.5%
	112,670	110,402	2,268	2.1%

Long distance lines
Residential	109,702	119,096	(9,394)	-7.9%
Business	78,207	79,320	(1,113)	-1.4%
	187,909	198,416	(10,507)	-5.3%

Video services
Subscribers	25,766	15,796	9,970	63.1%
Homes Enabled	152,000	111,000	41,000	36.9%

	September 30,	June 30,	Change
	2014	2014	Number	Percentage

Voice access lines
Residential	173,656	177,953	(4,297)	-2.4%
Business	189,207	190,754	(1,547)	-0.8%
Public	3,954	4,028	(74)	-1.8%
	366,817	372,735	(5,918)	-1.6%

High-Speed Internet lines
Residential	92,265	91,405	860	0.9%
Business	19,552	19,465	87	0.4%
Wholesale	853	866	(13)	-1.5%
	112,670	111,736	934	0.8%

Long distance lines
Residential	109,702	112,231	(2,529)	-2.3%
Business	78,207	78,522	(315)	-0.4%
	187,909	190,753	(2,844)	-1.5%

Video services
Subscribers	25,766	23,101	2,665	11.5%
Homes Enabled	152,000	142,000	10,000	7.0%